April 30, 2009
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and
Exchange Commission
Washington, D.C. 20549-7010
Ms. Lisa Haynes
Staff Accountant
United States Securities and
Exchange Commission
Washington, D.C. 20549-7010

Re:	NVR, Inc. Form 10-K for the year ended December 31, 2008 File 001-11311
Dear Mr. Decker and Ms. Haynes;
          This letter responds to your letter dated April 7, 2009 regarding NVR’s Form 10-K for the year ended December 31, 2008. For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter. The staff’s comments appear below in bold italics, and are followed by NVR’s responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Risk Factors, page 7
2. If applicable, please include a risk factor regarding your higher than normal cancellations of new home sales orders.
          The first risk factor contained on page 7 of our 2008 Form 10K discusses the significant downturn occurring in the homebuilding industry. In that and all other disclosures related to unit sales activity, we have historically disclosed and discussed net sales, which are gross sales during the period net of cancellations during the period. In future filings, where applicable, we will revise our risk factor disclosure to more clearly address cancellations. We expect to include substantially the following risk factor, revised as underlined below, in our Form 10-Q for the quarter ended March 31, 2009:

“The homebuilding industry is experiencing a significant downturn. The continuation of this downturn could adversely affect our business and our results of operations.
          The homebuilding industry has continued to experience a significant downturn as a result of declining consumer confidence driven by an economic recession, affordability issues and uncertainty as to the stability of home prices. Additionally, the tightening credit markets have made it more difficult for customers to obtain financing to purchase homes. As a result, we have experienced reduced demand for new homes, and we continue to experience an elevated rate of sales contract cancellations. Our cancellation rate was approximately 23%, 21% and 19% during 2008, 2007 and 2006, respectively. Our cancellation rate was 15% during the first quarter of 2009, which approximates our long-term normalized historical cancellation rate; however, that rate may not be indicative of the full year cancellation rate that we will experience for 2009. These ongoing market factors have also resulted in pricing pressures and in turn lower gross profit margins in most of our markets. A continued downturn in the homebuilding industry could result in a material adverse effect on our sales, resulting in fewer gross sales and/or higher cancellation rates, profitability, stock performance, ability to service our debt obligations and future cash flows.”
Management’s Discussion and Analysis of Financial Condition and results of Operations
Consolidated Homebuilding Backlog, page 19
3. Please revise to more fully explain how your backlog is impacted by cancellation rates and what trends you are expecting for backlog in the future. For example, it appears that your cancellation rates have been increasing for each segment over the past three years. Therefore, it is unclear if the backlog units disclosed on page 21 for the year ended December 31, 2008 could actually be considerably less than the amount disclosed if cancellations are continuing to increase. Please also revise your table on page 21 to disclose cancellation rates by segment for each period presented.
          Our backlog represents sales of homes that have not yet settled. The point at which settlement occurs and title transfers to the customer is the trigger for when inventory is relieved and revenue and profit are recognized. Our customers are required by the terms of our sales agreement to place a non-refundable deposit to secure their purchase. Until settlement occurs, however, a sale is subject to cancellation by the customer for a variety of reasons beyond our control, including the customer’s inability to obtain mortgage financing or sell an existing home, job loss, or for various other reasons. The cancellation rate that we disclose is expressed as the total number of cancellations during the period as a percentage of total gross sales during the period. In any given quarter, a portion of the cancellations are related to sales that occurred during that quarter, and a portion are related to sales that occurred in a prior quarter and therefore appeared in the current quarter’s opening backlog.

          In Item 1 on page 3 of the 2008 Form 10-K, we made the following disclosure linking reported backlog and our cancellation experience:
          “Backlog
Backlog totaled 3,164 units and approximately $1.0 billion at December 31, 2008 compared to backlog of 5,145 units and approximately $1.9 billion at December 31, 2007. Our cancellation rate was approximately 23% during 2008. During 2007 and 2006, our cancellation rates were approximately 21% and 19%, respectively. We can provide no assurance that our historical cancellation rate is indicative of the actual cancellation rate that may occur in 2009, and our cancellation rate could continue to increase. See “Risk Factors” in Item 1A.”
          We understand that the staff believes that additional disclosure within the Management’s Discussion and Analysis section of the homebuilding backlog discussion could be helpful. As such, in future filings, we will expand the disclosure in the “backlog” section of Management’s Discussion and Analysis consistent with the following revision of the disclosure that appeared in our 2008 Form 10K:
“Consolidated Homebuilding Backlog
          Backlog units and dollars were 3,164 and $1,002,795, respectively, as of December 31, 2008 compared to 5,145 and $1,910,504 as of December 31, 2007. The 39% decrease in backlog units is attributable to our beginning backlog units being approximately 19% lower entering 2008 compared to the same period in 2007. In addition, backlog units have been negatively impacted by the aforementioned 29% decline in new orders year over year. Backlog dollars were negatively impacted by the decrease in backlog units coupled with a 15% decrease in the average price of homes in ending backlog, resulting primarily from an 8% decrease in the average selling price for new orders over the six-month period ended December 31, 2008 compared to the same period in 2007.
          Backlog, which represents homes sold but not yet settled with the customer, may be impacted by customer cancellations for various reasons that are beyond our control, such as failure to obtain mortgage financing, inability to sell an existing home, job loss, or a variety of other reasons. As noted above in the Overview section, the current conditions in the homebuilding market and the general economy have resulted in an increase in our cancellation rate. In any period, a portion of the cancellations that we experience are related to new sales that occurred during the same period, and a portion are related to sales that occurred in prior periods and therefore appeared in the opening backlog for the current period. Expressed as the total of all cancellations during the period as a percentage of gross sales during the period, our cancellation rate was approximately 23%, 21% and 19% during 2008, 2007 and 2006, respectively. During 2008, approximately 10% of a reporting quarter’s opening backlog cancelled during the fiscal quarter. We can provide no assurance that our historical cancellation rates are indicative of the actual cancellation rate that may occur in 2009, and our cancellation rate could continue to increase. See “Risk Factors” in Item 1A.
          The net new order and settlement activity for 2007 resulted in a decrease in backlog units and dollars to 5,145 and $1,910,504, respectively, at December 31, 2007 compared to 6,388 units and $2,634,720, respectively, at December 31, 2006. The 27% decrease in backlog dollars was attributable to the 19% decrease in backlog units and an 11% decrease in the average price of new orders for the six-month period ended December 31, 2007 as compared to the same period in 2006.”
          On a prospective basis, we will add comparative disclosures of reportable segment cancellations rates (and contract land deposit impairments and average community counts pursuant to comment number 5 below), as follows:

	“Three Months Ended
	March 31,
	2009	2008
Mid Atlantic:
Revenues	$341,756	$526,392
Settlements (units)	928	1,241
Average settlement price	$368.2	$424.0
New orders (units)	1,203	1,292
Average new order price	$336.6	$383.2
Backlog (units)	2,051	2,777
Average backlog price	$352.3	$427.9
Gross profit margin	$60,946	$90,131
Gross profit margin percentage	17.8%	17.1%
Segment profit	$31,908	$42,007
New order cancellation rate	15.5%	25.0%
Contract land deposit impairments	$1,065	$6,031
Average active communities	172	216

North East:
Revenues	$53,375	$85,968
Settlements (units)	184	245
Average settlement price	$290.1	$350.9
New orders (units)	235	280
Average new order price	$285.3	$307.5
Backlog (units)	354	540
Average backlog price	$286.6	$317.0
Gross profit margin	$8,439	$15,231
Gross profit margin percentage	15.8%	17.7%
Segment profit	$3,226	$6,687
New order cancellation rate	13.9%	16.9%
Contract land deposit impairments	$9	$170
Average active communities	36	42

	Three Months Ended
	March 31,
	2009	2008
Mid East:
Revenues	$92,110	$150,160
Settlements (units)	413	617
Average settlement price	$221.1	$242.7
New orders (units)	701	717
Average new order price	$210.4	$240.1
Backlog (units)	1,019	1,213
Average backlog price	$215.7	$243.6
Gross profit margin	$15,278	$25,767
Gross profit margin percentage	16.6%	17.2%
Segment profit	$5,189	$10,847
New order cancellation rate	14.9%	15.4%
Contract land deposit impairments	$213	$(51)
Average active communities	101	117

South East:
Revenues	$61,088	$107,349
Settlements (units)	248	362
Average settlement price	$246.3	$296.5
New orders (units)	287	442
Average new order price	$223.9	$273.1
Backlog (units)	393	881
Average backlog price	$242.8	$295.8
Gross profit margin	$9,464	$21,059
Gross profit margin percentage	15.5%	19.6%
Segment profit	$2,029	$8,117
New order cancellation rate	14.1%	25.0%
Contract land deposit impairments	$16	$(195)
Average active communities	49	68"
Liquidity and Capital Resources, page 30
4. We note your disclosure that you are in compliance with all debt covenants as of December 31, 2008. However, in light of the financial difficulties facing your industry, it appears that there is a reasonable possibility that your company could face difficulties in the future with the maintenance of debt covenant compliance. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

          Throughout this industry downturn, we have maintained our investment grade rating. Unlike many of our peers within our industry who have been forced to seek covenant waivers from their lenders, we have a substantial cushion between the minimum levels required per our debt covenants and the actual levels, and we do not anticipate experiencing covenant compliance issues under our current agreements. As of the quarter ended March 31, 2009, our compliance with the affirmative covenants within our working capital agreement was as follows:

		Actual
	Covenant	Result
Minimum adjusted consolidated tangible net worth	$400,000	$1,406,216
Maximum leverage ratio	50.0%	11.3%
Minimum interest coverage ratio	2.00	11.28
          As of the quarter ended March 31, 2009, our compliance with the affirmative covenants within our mortgage repurchase agreement was as follows:

		Actual
	Covenant	Result
Minimum adjusted tangible net worth	$14,000	$17,644
Maximum ratio of liabilities to adjusted tangible net worth	12.5	4.9
Minimum net income	$2,000	$14,040
Minimum liquidity	$7,500	$21,021
          We currently disclose in our filings the covenants to which we are subject and that we have met those covenants. Because our performance is substantially better than the covenant benchmarks and we will continue to be in compliance by a wide margin under both agreements, we do not believe that it is meaningful or material to provide detailed covenant compliance calculations. In the future, if our cushions between our actual and required ratios tighten materially, we will provide the disclosures requested by the staff.
Critical Accounting Policies, page 35
5. Please revise your accounting policies for homebuilding inventory and contract land deposits to include a more detailed discussion of how you perform your impairment analyses under SFAS 144. To the extent that you separately evaluate your lots and housing units covered under sales agreements and unsold lots and housing units, please ensure you discuss these different analyses. Your revised disclosures should include a discussion or tabular presentation of the following:
•	The number of neighborhoods and/or lots evaluated for impairment;

•	The number of neighborhoods and/or lots impaired and the remaining carrying value of those neighborhoods;

•	A discussion of cancellation rates, homebuilding inventory impairment and contract land deposit impairment by segment for each period presented (your current MD&A discussion starting on page 22 discusses some of these items but not for each segment or period presented); and

•	If deemed appropriate, it may be helpful for you to disclose when your projections assume an improvement in market conditions (i.e. 2009, 2010, or later) so that investors my better understand your impairment analyses.
6. As a related matter, to the extent that you gather and analyze information regarding the risks of recoverability of your land related assets (lots and contract land deposits), consider disclosing such information if it would be material and useful to investors. It is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessments relative to your current market conditions and your peers to enable investors to attempt to assess the likelihood of potential future impairments.
Background:
Summary:
          Our homebuilding operating philosophy is different than that of our homebuilding peer group, utilizing what some investment analysts have called an “asset-light” business model. We do not own raw land and we do not buy raw land to develop into finished lots. Instead, we acquire finished lots on a “just-in-time” basis from third party developers pursuant to fixed price purchase agreements. Finished lots to us are simply a raw material used in our homebuilding production process, which is primarily conducted on a pre-sold basis. Further, our average homebuilding construction cycle is less than 100 days. As such, the impairment analysis of our contract land deposits is a Statement of Financial Accounting Standards (“SFAS”) No. 5 loss contingency analysis of whether or not we will execute our right to purchase a finished lot, and our inventory analysis follows an Accounting Research Bulletin No. 43 lower of cost or market model.
          Conversely, our homebuilding peers own raw land and do develop land into finished lots for their own use. This encompasses acquiring the raw ground, obtaining the necessary zoning approvals, building a community’s infrastructure improvements to develop finished lots, and then constructing homes upon the finished lots, a process that often takes years to complete. Thus, their impairment analysis rightly follows a SFAS No. 144, Long Lived Assets, model.
Land Acquisition:
          We acquire all of the finished lots upon which we build using fixed price purchase agreements, rather than buying raw land and developing it ourselves for use in our business. We enter finished lot fixed price purchase agreements with third-party developers by placing a forfeitable contract land deposit with the developer that gives us the right but not the specific obligation to purchase on a quarterly basis fully finished building lots on which to build. The deposits range up to 10% of the fixed purchase price and are refundable to us when we perform under the fixed price purchase agreement. At any time and for any reason, we can choose not to perform under the lot option contract with the developer and forfeit the deposit. In that event, our only economic consequence is the loss of the deposit as liquidated damages under the fixed price purchase agreement. We do not have any specific performance obligations to purchase a certain number or any of the lots, nor do we guarantee completion of the development by the developer or guarantee any of the developers’ financial or other liabilities.
          As demonstrated by the above, unlike our competitors, we do not develop or hold long-term land assets. We acquire finished lots, as needed, on an option takedown basis. Our investment to operate this way is a deposit, which represents a small percentage of the total finished lot retail price. During this homebuilding downturn, on multiple occasions we have elected not to perform under a fixed price purchase agreement which would have resulted in us purchasing finished lots at substantially over-market prices. In those instances, we terminated our contract with the developer and forfeited our deposit. On multiple other occasions, we have also successfully restructured existing fixed price purchase agreements whereby we forfeited the right to the deposit in exchange for the developer amending the existing contract to provide for current market priced lots or to provide an amended purchase schedule in line with our lower sales absorption experience. At December 31, 2008, our total future exposure to losses on contract land deposits totaled the $29.8 million of net contract land deposits reported on the consolidating balance sheet included on page 67 of our 2008 Form 10-K, plus an additional $5.0 million of posted letters of credit.
Building Cycle:
          With only very limited and immaterial exceptions, we purchase and acquire title to finished lots from our developers on a “just-in-time” basis, meaning when we have a sales contract with the customer and we are ready to commence construction of the customer’s home. We also structure our lot option contracts such that we do not typically “bulk buy” lots (purchasing more than we need to start pre-sold homes) that could result in our holding unsold lots. Unlike our peer group, we do not build finished homes and then market them for sale to customers (“spec inventory”). The only exception to this occurs on a very limited basis when we start multi-family buildings where fewer than 100% of the units are sold. We only do this when the current sales absorption levels provide evidence that the unsold unit(s) in a building will sell quickly at current market prices.
          We hold inventory for a short time. Our entire building cycle, which starts on the date that we acquire the finished lot, averages less than 100 days.

          In addition to the limited exceptions discussed above, the unsold “spec” and unsold lot inventory that we own typically comes from customer cancellations subsequent to the start of the construction cycle for the reasons noted in our response to comment 3 above. Please note that when this occurs, because of our short construction cycle, the inventory has only been held for a relatively short period of time, which aids in limiting any potential losses by us on resale. Further, our “asset light” philosophy results in our discounting the price of the home (but generally not below cost) to turn the unsold inventory to cash as quickly as possible.
Accounting Model for Impairment Evaluations:
Lot Option Deposits:
          To analyze contract land deposit impairments, we utilize a Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“SFAS 5”), loss contingency analysis that is conducted each quarter. We assess contract land deposit impairments on a community-by-community basis pursuant to the purchase contract terms, analyzing, as applicable, current sales absorption levels, recent sales’ gross profit, the dollar differential between the contractual purchase price and the current market price for lots, the developer’s financial stability, the developer’s financial ability or willingness to reduce lot prices to current market prices, and the contract’s default status by either us or the developer along with an analysis of the expected outcome of any such default situations.
          Unlike our homebuilding peers who own the land and must analyze impairments under SFAS No. 144 using future assumptions, our analysis is focused on whether we can sell houses in a particular community in the current market with which we are faced. Because we don’t own the underlying finished lots on which we had placed a contract land deposit, if the above analysis leads to a determination that we can’t sell homes profitably at the current contractual lot price, we then determine whether we will elect to default under the contract, forfeit our deposit and terminate the contract, or whether we will attempt to restructure the lot purchase contract and forfeit the deposit. In either case, the deposit is recorded as impaired. We also assess whether an impairment is present due to collectibility issues resulting from a developer’s non-performance because of financial or other conditions.
Inventory:
          Inventory is carried at the lower of cost or market pursuant to Accounting Research Bulletin No. 43. Sold inventory is evaluated for impairment based on the contractual selling price compared to the total estimated cost to construct. Unsold inventory is evaluated for impairment by analyzing recent comparable sales prices within the applicable community compared to the costs incurred to date plus the expected costs to complete. Any calculated impairments are recorded immediately.

Disclosures:
Lot Option Deposits:
          In future filings, we will revise the disclosure of our critical accounting policy for contract land deposit impairments substantially as follows:
          “We purchase finished lots from third party developers under fixed price purchase agreements that require deposits that may be forfeited if we fail to perform under the contract. The deposits are in the form of cash or letters of credit in varying amounts and represent a percentage of the aggregate purchase price of the finished lots.
          We maintain an allowance for losses on contract land deposits that reflects our judgment of the present loss exposure in the existing contract land deposit portfolio at the end of the reporting period. To analyze contract land deposit impairments, we utilize a Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“SFAS 5”), loss contingency analysis that is conducted each quarter. In addition to considering market and economic conditions, we assess contract land deposit impairments on a community-by-community basis pursuant to the purchase contract terms, analyzing, as applicable, current sales absorption levels, recent sales’ gross profit, the dollar differential between the contractual purchase price and the current market price for lots, a developer’s financial stability, a developer’s financial ability or willingness to reduce lot prices to current market prices, and the contract’s default status by either us or the developer along with an analysis of the expected outcome of any such default.
          Our analysis is focused on whether we can sell houses profitably in a particular community in the current market with which we are faced. Because we don’t own the finished lots on which we had placed a contract land deposit, if the above analysis leads to a determination that we can’t sell homes profitably at the current contractual lot price, we then determine whether we will elect to default under the contract, forfeit our deposit and terminate the contract, or whether we will attempt to restructure the lot purchase contract, which may require us to forfeit the deposit to obtain contract concessions from a developer. We also assess whether an impairment is present due to collectibility issues resulting from a developer’s non-performance because of financial or other conditions.
          Although we consider the allowance for losses on contract land deposits reflected on the March 31, 2009 balance sheet to be adequate, there can be no assurance that this allowance will prove to be adequate over time to cover losses due to unanticipated adverse changes in the economy or other events adversely affecting specific markets or the homebuilding industry.”
Inventory:
          In future filings, we will revise the critical accounting policy disclosure of our inventory substantially as follows:

“The carrying value of inventory is stated at the lower of cost or market value. Cost of lots and completed and uncompleted housing units represent the accumulated actual cost of the units. Field construction supervisors’ salaries and related direct overhead expenses are included in inventory costs. Interest costs are not capitalized into inventory. Upon settlement, the cost of the unit is expensed on a specific identification basis. Cost of manufacturing materials is determined on a first-in, first-out basis.
Sold inventory is evaluated for impairment based on the contractual selling price compared to the total estimated cost to construct. Unsold inventory is evaluated for impairment by analyzing recent comparable sales prices within the applicable community compared to the costs incurred to date plus the expected costs to complete. Any calculated impairments are recorded immediately.”
7. We note when you completed your annual assessment of impairment for excess reorganization value, goodwill and indefinite lived intangible assets not subject to amortization during the first quarter of 2008, you noted no impairment of those assets. However, due to the continued deterioration of the homebuilding market throughout 2008, you reassessed goodwill and indefinite life intangible assets for impairment in the fourth quarter which resulted in the write down of all your goodwill and indefinite life intangible assets as of December 31, 2008. Based on this disclosure, it is unclear whether you reassessed your excess reorganization value as of December 31, 2008. Please clarify. Further, since you still have a significant value associated with reorganization value in excess of amounts allocable to identifiable assets, please revise your accounting policy and financial statement footnotes as necessary to more fully explain to investors what reorganization value represents, how these assets arose, and describe in detail how you evaluated these assets for impairment as of December 31, 2008 and on an ongoing basis in light of the current market conditions. Specifically, you should disclose the following:
•	Identify the reporting unit level at which you test excess reorganization value for impairment and your basis for that determination.

•	Provide a detailed description of the valuation method used to determine if excess reorganization value is impaired.

•	To the extent your estimated fair value of your identified reporting units do not materially exceed their carrying amount, please disclose these amounts and address the following:
–	Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

–	Better discuss your estimates and assumptions regarding the duration of the ongoing economic downturn and the period and strength of recovery; and

–	If applicable, how the assumptions and methodologies used for valuing excess reorganization value in the current year have changed since the prior year highlighting the impact of any changes.
Background:
     During 1992, NVR, L.P. (NVR, Inc.’s predecessor) and certain of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the eastern District of Virginia, Alexandria Division. On September 30, 1993, NVR L.P.’s (and subsidiaries) plan of reorganization (the “Plan”) became effective. Under the Plan, NVR L.P. was reorganized as a corporation, NVR, Inc.
     In connection with the effectiveness of the Plan, on September 30, 1993, we implemented “fresh start” accounting and reporting as set forth in Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”), issued by the American Institute of Certified Public Accountants. Under “fresh start” reporting, an entity emerging from bankruptcy uses the reorganization value assigned to the overall entity within the bankruptcy reorganization plan to essentially establish a new balance sheet. Per SOP 90-7, “reorganization value generally approximates fair value...and [is] determined only after extensive arms-length negotiations or litigation between the interested parties. Before the negotiations, the debtor-in-possession, creditors and equity holders develop their own ideas on the reorganization value of the entity that will emerge from Chapter 11” (Para 9). Based on the allocation of our reorganization value in conformity with the procedures specified by SOP 90-7, the portion of our reorganization value which was not attributed to specific tangible or intangible assets has been reported as “Reorganization value in excess of amounts allocable to identifiable assets” (“Excess Reorg Value”). For more detail, please see the attached Exhibit A, which is footnote 3 to our 1993 Form 10K.
     Prior to the January 1, 2002 effective date of SFAS No. 142, Goodwill and Other Intangible Assets, Excess Reorg Value was amortized on a straight-line basis over a fifteen year period. Paragraph 6 of SFAS No. 142 requires that Excess Reorg Value be “accounted for the same as goodwill.” Thus, under SFAS No. 142, Excess Reorg Value is treated as an indefinite life intangible that is no longer subject to amortization, but rather subject to impairment testing.
     When we test Excess Reorg Value for impairment, we assess Excess Reorg Value on a consolidated enterprise basis and compare our consolidated equity to the market value of our public float. We take this approach because 1) reorganization value, by definition, equaled the fair value assigned to the combined NVR enterprise-wide organization when we emerged from bankruptcy, and 2) the market value of our publicly-traded equity is an objective measure of our enterprise fair value when multiplied by our total outstanding shares. There was no impairment of Excess Reorganization Value at December 31, 2008. Our market capitalization equaled $2.5 billion at December 31, 2008, compared to our equity balance of $1.4 billion.

Disclosures:
          In future filings, we will revise the disclosure of our critical accounting policy for Excess Reorganization Value substantially as follows:
          “Reorganization value in excess of identifiable assets (“excess reorganization value”) is an indefinite life intangible asset that was created upon our emergence from bankruptcy on September 30, 1993. Based on the allocation of our reorganization value in conformity with the procedures specified by Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, issued by the American Institute of Certified Public Accountants, the portion of the our reorganization value which was not attributed to specific tangible or intangible assets has been reported as excess reorganization value, which is treated similarly to goodwill. Excess reorganization value is not subject to amortization pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets.” Rather, excess reorganization value is subject to an impairment assessment on an annual basis or more frequently if changes in events or circumstances indicate that impairment may have occurred. Because excess reorganization value was based on the reorganization value of our entire enterprise upon bankruptcy emergence, the impairment assessment is conducted on an enterprise basis based on the comparison of our total equity to the market value of our outstanding publicly-traded common stock. We do not believe that excess reorganization value is impaired at this time. However, changes in strategy or continued adverse changes in market conditions could impact this judgment and require an impairment loss to be recognized if the enterprise book value including excess reorganization value exceeds our fair value.”
Exhibits, Page 46
8. Please file exhibit 10.6 on EDGAR as an exhibit to a future filing. Please see Item 10(d) of Regulation S-K.
          We will file the NVR, Inc. Employee Stock Ownership Plan on EDGAR as an exhibit to our first quarter 2009 Form 10-Q.
Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies, page 55
9. We note your disclosure that you do not capitalize interest costs into homebuilding inventory. Please tell us how you considered the provisions of paragraphs 9 — 11 of SFAS 34 in determining that it was not necessary to capitalize any interest cost associated with the construction of housing units.

Accounting Treatment:
A home constructed by a homebuilder is clearly an asset that is “produced as [a] discreet project” (SFAS No. 34, Para. 9(b)). However, Paragraph 10 notes that “interest costs shall not be capitalized for inventories that are routinely manufactured or otherwise produced in large quantities on a repetitive basis because, in the Board’s judgment, the informational benefit does not justify the cost of so doing.”
The Rule Applied to NVR:
NVR is a production homebuilder that does not engage in the land development business. All of our homes are constructed on finished lots that are developed by and purchased from third parties. NVR’s homebuilding construction cycle averages less than 100 days (not a significant period of time to ready the asset for its intended use, which is for sale to the Company’s third party customer), and the building cycle follows a repetitive process that varies only by house type and options selected in the home by the customer. Our inventory is not a long lived asset.
Therefore, in accordance with paragraph 10 of SFAS 34, we treat our interest cost as a period cost and do not capitalize interest cost as a component of inventory. This policy correlates with the discussion above relative to our inventory impairment analysis using a lower of cost or market model rather than an SFAS No. 144 long lived assets model.
Note 4 — Related Party Transactions, page 69
10. We note your disclosure regarding the purchase of developed lots from a member of your Board of Directors. Please disclose the name of the related person pursuant to Item 404(a)(1) of Regulation S-K.
          In future filings, we will revise our annual financial statement footnote disclosure on related party lot purchases consistent with the following revised disclosure from our 2008 financial statements:
          “During 2008, 2007, and 2006, NVR purchased, at market prices, developed lots from Elm Street Development, a company that is controlled by William A. Moran, a member of the NVR Board of Directors (the “Board”). These transactions were approved by a majority of the independent members of the Board. Purchases from Elm Street Development totaled approximately $38,000, $37,000, and $50,000 during 2008, 2007 and 2006, respectively. During 2008, NVR terminated one fixed price purchase agreement entered into with Elm Street Development prior to 2008 and forfeited $230 in lot deposits as liquidated damages, and NVR forfeited an additional $1,771 of deposits to restructure four lot purchase agreements to obtain reduced purchase prices for finished lots under the agreements. These deposit forfeitures are included in the total contract land deposit write-offs discussed previously in Note 1. NVR expects to purchase the majority of the remaining lots under contract at December 31, 2008 over the next three years for an aggregate purchase price of approximately $38,000.”
          Please note that our 2009 Proxy Statement named Mr. Moran by name as controlling a development entity from which we acquire finished lots on pages, 4, 9 and 13.
          In connection with our response, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               Thank you for your consideration of the points contained in our response. I can be reached at 703/956-4003 for any further comments or clarifications.
Sincerely,

/s/ Robert W. Henley Robert W. Henley
Vice President and Controller

CC:	Mr. Alan Dye, Esq. (Hogan & Hartson) Mr. Tom Gerth (KPMG LLP) Mr. Dennis M. Seremet (NVR, Inc. — Chief Financial Officer)

Exhibit A
Excerpted From NVR’s 1993 Form 10-K, page 50:
3.  Basis of Presentation
          In conjunction with the effectiveness of the Plan, on September 30, 1993, NVR implemented “fresh start” accounting and reporting as set forth in Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”), issued by the American Institute of Certified Public Accountants. The consolidated financial statements as of December 31, 1992 and 1991 are not comparable to the consolidated financial statements as of December 31, 1993 and September 30, 1993 because of the implementation of “fresh start” accounting and reporting as of September 30, 1993.
          Reorganization value approximates fair value of the entity before considering liabilities and approximates the amount a buyer would pay for the assets of the entity after the reorganization. The reorganization value of NVR was determined by management based on various comparisons and valuation methods and after consultation with its financial advisors. Based on the above, the total estimated reorganization value of NVR was $801,053 at September 30, 1993.
          Based on the allocation of reorganization value in conformity with the procedures specified by SOP 90-7, the portion of the reorganization value which cannot be attributed to specific tangible or identifiable intangible assets of NVR has been reported as “Reorganization value in excess of amounts allocable to identifiable assets” on NVR’s consolidated balance sheet as of September 30, 1993. This amount is being amortized on a straight-line basis over 15 years.
          The effect of the Plan and the implementation of “fresh start” accounting and reporting on NVR’s consolidated balance sheet as of September 30, 1993 is as follows:

	Adjustments to record
	Pre-reorganization	effects of the Plan		Post-reorganization
	Balance Sheet	Reorganization	Fresh Start	Balance Sheet
	September 30, 1993	Adjustments (A)	Adjustments (B)	September 30, 1993
ASSETS

Homebuilding:
Cash and cash equivalents	$27,753	$7,589	$—	$35,342
Receivables	16,577	(514)	—	16,063
Inventory, net	133,379	—	7,679	141,058
Property, plant and equipment, net	10,146	3,880	3,366	17,392
Goodwill, net	131,171	—	(131,171)	—
Reorganization value in excess of amounts allocable to identifiable assets, net	—	—	112,690	112,690
Other assets	32,799	4,800	(4,596)	33,003

	351,825	15,755	(12,032)	355,548

Financial Services:
Cash and cash equivalents	8,084	—	—	8,084
Loans receivable, net	149,033	—	—	149,033
Purchased and excess servicing, net	10,191	—	—	10,191
Property and equipment, net	2,208	—	—	2,208
Goodwill, net	12,938	—	(12,938)	—
Reorganization value in excess of amounts allocable to identifiable assets, net	—	—	17,953	17,953
Other assets	6,054	—	1,072	7,126
Net assets of discontinued operations	34,929	—	—	34,929

	223,437	—	6,087	229,524

	Adjustments to record
	Pre-reorganization	effects of the Plan		Post-reorganization
	Balance Sheet	Reorganization	Fresh Start	Balance Sheet
	September 30, 1993	Adjustments (A)	Adjustments (B)	September 30, 1993
Limited-Purpose Financing Subsidiaries:
Mortgage-backed securities, net	187,645	—	(2,945)	184,700
Funds held by trustee	17,829	—	—	17,829
Other assets	13,452	—	—	13,452

	218,926	—	(2,945)	215,981

Total assets	$794,188	$15,755	$(8,890)	$801,053

LIABILITIES AND SHAREHOLDERS’/PARTNERS’ EQUITY

Homebuilding:
Accounts payable	$36,619	$—	$—	$36,619
Accrued expenses and other liabilities	91,864	(4,245)	11,168	98,787
Notes payable	117,710	(115,010)	—	2,700
Land acquisition and construction debt	2,570	(227)	—	2,343
Term loan	25,897	(25,897)	—	—
Other term debt	195	18,154	(4,200)	14,149
Deferred taxes	3,332	—	(3,332)	—
Senior notes	—	160,000	—	160,000

	278,187	32,775	3,636	314,598

Financial Services:
Accounts payable	2,447	—	—	2,447
Accrued expenses and other liabilities	7,493	—	523	8,016
Notes payable	131,610	—	—	131,610
Term loan	449	(449)	—	—
Deferred taxes	(1,330)	—	1,330	—

	140,669	(449)	1,853	142,073

Limited-Purpose Financing Subsidiaries:
Accrued expenses and other liabilities	4,621	—	—	4,621
Bonds payable	209,761	—	—	209,761

	214,382	—	—	214,382
Liabilities subject to compromise	280,493	(280,493)	—	—

Total liabilities	913,731	(248,167)	5,489	671,053

Shareholders’/Partners’ Equity:
Common stock	—	171	—	171
Paid in capital	—	144,208	(14,379)	129,829
Preferred partnership interests	20,893	(20,893)	—	—
General partnership interests	(2,228)	2,228	—	—
Limited partnership interests	(138,208)	138,208	—	—

Total shareholders’/partners’ equity	(119,543)	263,922	(14,379)	130,000

Total liabilities and shareholders’ partners’ equity	$794,188	$15,755	$(8,890)	$801,053

(A)	Adjustments to reflect the settlement of liabilities subject to compromise, the issuance of the Senior Notes, and the other Plan transactions.

(B)	Adjustments to reflect NVR’s reorganization value and to record assets and liabilities at their estimated fair value.